SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Peabody Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

704549203

(CUSIP Number)

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Telephone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2017

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 704549203	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 704549203	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Fund (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Mangrove Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Mangrove Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Nathaniel August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common shares, par value $0.01 per share, of Peabody Energy Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 24, 2016, as amended by Amendment No. 1 filed on December 9, 2016 (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented and amended by adding the following information thereto:

On January 20, 2017, the Master Fund along with certain other equity holders and certain members of the Ad Hoc Group of Non-Consenting Creditors in the Chapter 11 Cases (together with the Master Fund, the “Commitment Parties”) executed and delivered to Peabody Energy Corporation (the “Company”) and the Official Committee of Unsecured Creditors a Backstop Commitment Letter (the “Backstop Commitment Letter”). On or about January 17, 2017, the Commitment Parties submitted a restructuring proposal to the Company, but the Company informed the Commitment Parties of certain concerns it had regarding the restructuring proposal. The Backstop Commitment Letter supersedes such restructuring proposal in all respects.

The Backstop Commitment Letter provides that, if the Debtors countersign the Backstop Commitment letter, the Commitment Parties and the Debtors will cooperate and negotiate in good faith the terms of a long-form agreement (the “Backstop Commitment Agreement”) consistent with the terms of the Backstop Commitment Letter that would supersede the Backstop Commitment Letter.

Under the Backstop Commitment Letter, the Commitment Parties have committed, among other things, to exercise any subscription rights that remain unfilled at the conclusion of a proposed $1,770,000,000 equity rights offering (the “Rights Offering”) of reorganized Peabody Energy Corporation (“Reorganized Peabody”), which will provide a portion of the financing for a proposed restructuring of the Debtors contemplated by the Backstop Commitment Letter (the “Alternative Transaction”). The Alternative Transaction would be different from the plan of reorganization filed by the Debtors with the United States Bankruptcy Court for the Eastern District of Missouri (the “Bankruptcy Court”) on December 22, 2016.

The Alternative Transaction is described in the “Plan Term Sheet,” attached as Exhibit C to the Backstop Commitment Letter. Pursuant to the Alternative Transaction, each holder of equity (including the Master Fund) of the Company will receive its pro rata share of warrants for 5% of the shares of Reorganized Peabody exercisable for seven years at a valuation at which convertible noteholders receive a par recovery. The price per share in the Rights Offering is to be determined using a plan enterprise value of $6,750,000,000 (the “Plan Enterprise Value”) and applying a 45% discount thereto. The Master Fund believes that the actual enterprise value of the Debtors is substantially higher than the Plan Enterprise Value but agreed to become a Commitment Party for the investment opportunity of acquiring equity of Reorganized Peabody at a price substantially lower than its intrinsic value.

In addition, the Alternative Transaction contemplates, among other things, that (i) each holder of an Allowed First Lien Lender Claim1 will receive its aggregate pro rata share of cash equal to the full amount of its Allowed First Lien Lender Claims, including interest at the default rate, (ii) each holder of an Allowed Second Lien Notes Claim will receive either (A) Reinstatement of any Allowed Second Lien Notes Claim or (B) an option to exchange such Second Lien Notes for its pro rata share (based on 100% of the Allowed Second Lien Note Claims) of (x) $750 million in cash (75% of the stated principal amount of the Second Lien Notes, excluding accrued and unpaid interest) and (y) 17.4% of the shares in Reorganized Peabody (which shall be subject to dilution as described in the Plan Term Sheet), (iii) each holder of an Allowed Unsecured Senior Notes Claim will receive the holder’s pro rata share of (A) 100% of shares of Reorganized Peabody less any shares of Reorganized Peabody that holders of Allowed Second Lien Notes Claims elect to receive (which shall be subject to dilution as described in the Plan Term Sheet) and (B) the Section 1145 Equity Rights and (iv) each holder of convertible notes will receive its pro rata share of warrants for 20% of shares of Reorganized Peabody, exercisable for seven years at a valuation at which participating holders of Allowed Unsecured Senior Notes Claims receive a par recovery. Participants in the Rights Offering will also be granted oversubscription rights such that any subscription rights that remain unfilled by the participants of the Rights Offering may be subscribed for by other Rights Offering participants.

The obligations of the Debtors to issue shares in the Rights Offering, and of the Commitment Parties to purchase their commitments contemplated by the Backstop Commitment Letter, are subject to certain conditions, including, among other things, (i) execution and delivery by the Commitment Parties and the Debtors of the Backstop Commitment Agreement in form and substance reasonably acceptable to the requisite number of Commitment Parties and the Debtors, (ii) consummation of the transactions contemplated by the Backstop Commitment Letter and (iii) receipt of final orders from the Bankruptcy Court approving the transactions contemplated by the Backstop Commitment Letter. In exchange for their commitments to exercise any unfilled subscription rights, the Commitment Parties would receive, among other things, a backstop commitment premium (payable in the form of new common stock of Reorganized Peabody) and penny warrants for shares of Reorganized Peabody.

The Backstop Commitment Letter is subject to termination (i) automatically upon execution and delivery of the Backstop Commitment Agreement, (ii) upon approval or authorization by the Bankruptcy Court of any reorganization or similar transaction other than the Alternative Transaction or if the Debtors enter into any agreement providing for any such transaction, (iii) on April 28, 2017 (which date may be extended or waived (but not to a date later than June 30, 2017) in certain circumstances) (iv) if the board of directors of Peabody Energy Corporation determines in good faith, based upon the advice of outside legal counsel, that continued performance under the Backstop Commitment Letter would be inconsistent with the exercise of its fiduciary duties under applicable law, and (v) upon the occurrence of material breaches of a party’s representations, warranties or covenants contained in the Backstop Commitment Letter if such breaches remain uncured for 5 business days following written notice thereof.

The foregoing description of the Backstop Commitment Letter and any exhibits thereto is qualified in its entirety by reference to the form of the Backstop Commitment Letter, including the Plan Term Sheet attached as Exhibit C thereto, which is filed as Exhibit 99.3 to this Amendment No. 2.

The information contained in this Amendment No. 2 is not intended, and should not be construed, as part of any “solicitation” process or related purpose, as such term is defined, described, or referenced under title 11 of the United States Code or otherwise. Such information is included in this Amendment No. 2 for the purpose of compliance with Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

[1]	Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Plan Term Sheet.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented and amended by adding the following information thereto:

The information contained in Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.3	Form of Backstop Commitment Letter.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2017	THE MANGROVE PARTNERS MASTER FUND, LTD.

	By:	MANGROVE PARTNERS,
as Investment Manager

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

	By:	MANGROVE CAPITAL,
as General Partner

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.

	By:	MANGROVE PARTNERS,
as Investment Manager

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

MANGROVE PARTNERS

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST